Exhibit 99.4

Ref: NSE/LIST/105950-U	April 22, 2009
The Company Secretary
Satyam Computer Services Limited
Mayfair Center, 1-8-303/36,
SP Road, Secundrabad — 500 003
Kind Attn.: Mr. G. Jayaraman
Dear Sir,
Re: In-principle approval under clause 24(a) of the listing agreement
We are in receipt of your application regarding in-principle approval for issue of 30,27,64,327 equity shares of Rs. 2/- each to be allotted on Preferential basis in terms of clause 24(a) of the Listing Agreement. In this regard, the Exchange is pleased to grant in-principle approval for the said issue subject to the Company fulfilling the following conditions:
1.	Filing the listing application within one month from the date of allotment.

2.	Receipt of statutory and other approvals and compliance of guidelines issued by the statutory authorities including SEBI, RBI, DCA, etc.

3.	Compliance with Company Law Board order.

4.	Compliance with SEBI letters dated March 3, 2009, April 20, 2009 and April 21, 2009.

5.	Compliance with all the guidelines, regulations, directions of the Exchange or any statutory authorities, documentary requirements from time to time.

6.	Compliance of all conditions of Listing Agreements as on date of listing.

7.	Compliance to the Companies Act, 1956 and other applicable laws.

8.	Submissions of documents as given in the further issue brochure.
The Exchange reserves its right to withdraw its in-principle approval at any later stage if the information submitted to the Exchange is found to be incomplete/incorrect/misleading/false or in contravention of any Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/ Regulations issued by statutory authorities, etc.
Kindly note that the Exchange will issue approval for listing and trading of any equity shares subject to the compliances as stated above. The Company should not take any steps to dematerialize any of the securities pursuant to the in-principle approval given in this letter by the Exchange, until further notice.
Yours faithfully,
For National Stock Exchange of India Limited

Avinah Kharkar Manager

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